Exhibit 99.2

8 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18:

In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

49,700	State Street Nominees Limited
260,800	Lloyds Bank Nominees Limited
38,100	Brown Brothers Harriman
2,717,569	Northern Trust
813,711	State Street Bank & Trust
62,300	National Cities
4,564,904	Chase Manhattan Bank London
3,366,259	Chase Nominees Limited
2,525,672	Bank of New York, London
7,700	Credit Suisse First Boston Zurich
127,200	Deutsche Bank
147,070	Citibank
6,585,503	HSBC Client Holdings Nominee (UK) Limited
52,900	Mellon Nominees Limited
135,771	Bank of New York, Brussels
9,000	National Australia Bank
4,400	PICG
21,100	Chase Manhattan Bank AG Frankfurt
26,700	Deutsche Bank AG London
546,800	Nortrust Nominees Limited
588,102	MSS Nominees Limited
175,811	J P Morgan
122,400	J P Morgan Chase
29,367	Mellon Bank
350,000	Bankers Trust

5) Number of shares/amount of stock acquired:

Not disclosed.

6) Percentage of issued class:

Not applicable.

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

Not disclosed.

11) Date company informed:

8 May 2003

12) Total holding following this notification:

23,328,839

13) Total percentage holding of issued class following this notification:

4.02%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

8 May 2003

END